News Release Communiqué de Pressee

Exhibit 99.6
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tell. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Norway: Snøhvit starts production
Paris, September 21, 2007 - Total announces that the Snøhvit gas field, in the Barents Sea, has started production.
Total holds an 18.4% interest in this project, which is operated by Statoil (33.53%). The partners are Petoro (30%), Gaz de France (12%), Hess (3.26%) and RWE-DEA (2.81%).
Natural gas produced offshore in a 310-340 metres water depth on the Snøhvit field is sent onshore through a 143 kilometres multiphase pipeline to a 4.2 million tonnes per year liquefied natural gas (LNG) plant at Melkøya, near Hammerfest, in northern Norway, where it is processed. The LNG will be shipped to European and US markets. The CO2 extracted from the natural gas is re-injected in a Snøhvit field reservoir.
Contractual LNG deliveries are scheduled to start in the fourth quarter of 2007. Gas production is expected to ramp up to a plateau in 2008 of nearly 5.7 billion cubic metres per year (550 million cubic feet per day). Nearly 23,000 barrels per day of condensate and liquefied petroleum gas (LPG) will also be produced at plateau in the Melkøya plant.
The Snøhvit project is the first gas development in the Barents Sea and has involved the construction of the first LNG plant in arctic conditions.
In order to market its one billion cubic meter per year own share of natural gas production, Total has chartered on a long term basis a newly built LNG carrier designed to operate in artic conditions, with a 145,000 cubic metres capacity of LNG.
Total and LNG
Total holds interests in four regasification terminals: Altamira in Mexico, Fos Cavaou in France, Hazira in India, and South Hook in the United Kingdom, and reserved capacity in Sabine Pass in the USA. The Group is strengthening its position across the LNG chain, as illustrated by the recent signatures to acquire a stake in the Brass LNG project in Nigeria, in the Ichthys LNG project in Australia, in the Qatargas 2 project in Qatar and the agreement with Gazprom to cooperate in the study for the development of the first phase of the Shtokman field.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Franklin BOITIER
Tél. : +33 (0)1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tell. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total in Norway
Since the late sixties, the Group has played a major role in the development of a large number of fields in the Norwegian North Sea. Total holds interests in sixty-six production permits on the Norwegian continental shelf, ten of which it operates. In 2006, Norway was the largest contributor to the Group’s equity production, with an average of 372,000 barrels of oil equivalent per day.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com